EXHIBIT 2.

PRESS RELEASE OF SILVERLINE TECHNOLOGIES LIMITED, DATED DECEMBER 24, 2002.


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[GRAPHIC OMITTED][GRAPHIC OMITTED]   SILVERLINE


FOR IMMEDIATE RELEASE

                SILVERLINE CLARIFIES TO MAINTAIN LISTING ON NYSE

MUMBAI, INDIA AND PISCATAWAY, NJ (DECEMBER 24, 2002): Silverline Technologies (NYSE - SLT; BSE - SLVR) (the "Company") an international software development and integration services firm, today announced that it would like to clarify that the Company would strive to maintain its listing on the New York Stock Exchange ("NYSE").

On December 20, 2002, the Company announced that due to the market downturn among other factors its share price has traded lower than $1.00 on the NYSE. The NYSE's rules allow for a six-month cure period, subject to certain conditions. The Company is committed to continuing to work with NYSE to ensure it will be in compliance with the NYSE's continued listing requirements within the allotted cure period.

ABOUT SILVERLINE


Silverline Technologies Limited (NYSE: SLT and BSE: SLVR) is an international software development and integration services firm.


Silverline provides a comprehensive set of eBusiness consulting and IT services, including strategic consulting, creative design, technology integration and implementation, as well as management and maintenance of Internet and legacy applications.


Silverline focuses primarily on Global 2000 clients in key industry sectors, such as automotive/discrete manufacturing, financial services, healthcare/insurance, technology and telecommunications. The Company also has extensive experience in technologies such as mobile and wireless applications, ePayments and enterprise information portals, as well as in business processes such as customer relationship management (CRM), eProcurement and online marketplaces, channel management and employee enablement.


Silverline delivers its services through a global network of software development centers. At the heart of the network are core offshore centers in Chennai, and Mumbai, in India. These centers support regional development facilities located close to clients throughout North America, Europe and Asia Pacific. With SEI CMM Level 4 and ISO 9001 certified processes, Silverline uses this Global Delivery Model to provide superior service, accelerated delivery and significant cost savings to clients around the world. Visit Silverline on the World Wide Web at www.silverline.com.


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NOTE: Silverline, the Silverline `S' logo and 'The Power of Approach' are registered trademarks and SeraNova, the SeraNova logo, `i-team and N/able are service marks of Silverline Technologies Ltd. in the United States and other countries. All other trademarks are the property of their owners.


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SAFE HARBOR STATEMENT


Except for the historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those than may be projected by these forward-looking statements. These risks and uncertainties include, but are not limited to competition, acquisitions, attracting, recruiting and retaining highly skilled employees, technology, law and regulatory policy and managing risks associated with customer projects as well as other risks detailed in the reports filed by Silverline Technologies Limited with the Securities and Exchange Commission. Silverline undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.


For further information please contact:

Ms. Mohnika Ahluwalia


India: +91-22-2533-8160 x 2353


U.S.: 1-(732) 584-5388


Email: IR@silverline.com


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